FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

April 29, 2008

Commission File Number: 333-119497

MECHEL OAO

(Translation of registrant’s name into English)

Krasnoarmeyskaya 1,

Moscow 125993

Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐   No ☒

Note: Regulation S-T Rule 101(b)(c) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐   No ☒

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

MECHEL ANNOUNCES NEW APPOINTMENTS

Moscow, Russia – April 29, 2008 – Mechel OAO (NYSE: MTL), one of the leading Russian mining and metals companies, announces two appointments to executive positions in its subsidiaries.

Alexander Starodubov (62) was appointed Managing Director of Mecheltrans OOO.

Previously, Mr. Starodubov was Chairman of the Board of Directors of Mecheltrans OOO since June 2007. He was General Director of Uglemettrans OOO and after it changed its name to Mecheltrans OOO from May 2002 to June 2007 and he was Deputy General Director of Uglemet-M OOO from October 1999 to May 2002. From June 1987 to October 1999, Mr. Starodubov was Deputy Director for Business Affairs, Head of Mining Operations, Commercial Director of Dzerzhinsky Mine, and Director of the Mine’s Moscow Representation Office at Prokopyevskugol Coal Mining Production Association. Mr. Starodubov graduated from the Siberian Metallurgical Institute with an Engineering degree in Technology and Complex Mechanization of Mineral Deposit Underground Mining.

Victor Abarin (50) was appointed Managing Director of Urals Stampings Plant OAO, succeeding Mr. Ramil Zakirov.

Prior to his appointment as Managing Director of Urals Stampings Plant OAO, Mr. Abarin held various positions at Chelyabinsk Metallurgical Plant OAO from June 1980 to October 2005, his last position there being Director for Production - Head of Production Division. From November 2005 to April 2008, Mr. Abarin was General Director of Minplita Plant ZAO. He graduated from the Chelyabinsk State Technical University with an Engineering degree in Electric Power Supply of Industrial Enterprises, Towns, and Agriculture. In 2005, Mr. Abarin won the All-Russian Contest “Engineer of the Year – 2005” in the nomination of “Ferrous Metallurgy,” and he holds the title of Professional Engineer of Russia. In 2004, he was awarded the title of Honorable Metallurgist.

“Mr. Starodubov and Mr. Abarin are fully qualified and experienced specialists, terrific professionals in their jobs, and have been fully devoted to several years of work at Mechel’s subsidiaries,” Mechel Management OOO Chief Executive Officer Vladimir Polin said.

Mr. Polin continued, “Alexander Starodubov has worked very hard to reach the position of managing director. Today, Mecheltrans OOO is developing new logistic schemes that are being established while improving the existing ones, range of cargoes are being extended and their volumes are being built up. The geographical flow of the cargo also has been extended significantly lately. I am confident that, under Mr. Starodubov’s operational management, Mecheltrans OOO will continue its robust performance and strengthen its position in the market.”

Mr. Polin concluded, “Victor Abarin has proved to be a competent executive and production specialist. He understands the specificities of steel production and has many achievements and awards in this area. Urals Stampings Plant is undoubtedly one of the more important metallurgical assets of Mechel OAO, and we expect Mr. Abarin to deliver impressive production and economic results.”

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Mechel OAO
Ilya Zhitomirsky

Phone: + 7 495 221 88 88

ilya.zhitomirsky@mechel.com

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Mechel is one of the leading Russian companies. Its business includes three segments: mining, steel, and power. Mechel unites producers of coal, iron ore concentrate, nickel, steel, rolled products, hardware, heat and electric power. Mechel products are marketed domestically and internationally.

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Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MECHEL OAO

By:	/s/ Igor Zyuzin
Name:	Igor Zyuzin
Title:	CEO

Date:  April 29, 2008